EXHIBIT 12.2

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,				Three Months Ended December 31,	Fiscal Year Ended September 30,
	2009	2008	2007	2006	2005	2005

Earnings (in thousands)	$(23,548)	$(14,337)	$(8,117)	$(13,344)	$(1,172)	$(9,142)

Fixed Charges (in thousands)	$—	$—	$3,344	$1,168	$45	$429

Ratio of Earnings to Fixed Charges	—	—	(2.43)	(11.42)	(26.17)	(21.30)

Coverage deficiency to attain a ratio of 1:1 (in thousands)	$23,548	$14,337	$11,461	$14,512	$1,217	$9,571